04013383

SECURIT ... ISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 0 3 2004 WASHINGTON, D.C. 202

SEC FILE NUMBER
8-31274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Hill Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Water Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Johnston 617-973-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 03 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert F. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Hill Financial Corporation, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

KATHERINE A. ROWE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 25, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

To the Stockholder of
Beacon Hill Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Beacon Hill Financial Corporation (a wholly owned subsidiary of Beacon Hill Financial Trust), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Beacon Hill Financial Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Beacon Hill Financial Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Beacon Hill Financial Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Beacon Hill Financial Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can

be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Beacon Hill Financial Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Beacon Hill Financial Corporation's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
October 25, 2004

Report of

Beacon Hill Financial Corporation

September 30, 2004

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Beacon Hill Financial Corporation

We have audited the accompanying statements of financial condition of Beacon Hill Financial Corporation (a wholly owned subsidiary of Beacon Hill Financial Trust) as of September 30, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Beacon Hill Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Hill Financial Corporation as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
October 25, 2004

BEACON HILL FINANCIAL CORPORATION

Statements of Financial Condition
As of September 30, 2004 and 2003

	2004	2003
ASSETS		
Cash and Cash Equivalents	$ 3,271,025	$ 1,926,542
Accounts Receivable	615,969	0
Marketable Securities	1,983,710	2,660,619
Investment in Privately Held Limited Partnerships	1,122,289	882,877
Depreciable Assets, Net of Accumulated Depreciation and Amortization	349,391	406,631
Due from Parent Company	43,376	25,606
Prepaid Taxes	-	4,438
Federal Tax Deposit	147,322	855,173
Other Assets	174,569	228,867
TOTAL ASSETS	$ 7,707,651	$ 6,990,753
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts Payable	$ 22,347	$ 24,204
Accrued Expenses	62,253	43,027
Deferred Income Taxes	170,000	85,000
State Tax Payable	6,400	-
TOTAL LIABILITIES	261,000	152,231
STOCKHOLDER'S EQUITY:		
Common Stock	11,500	11,500
Retained Earnings	7,435,151	6,827,022
TOTAL STOCKHOLDER'S EQUITY	7,446,651	6,838,522
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,707,651	$ 6,990,753

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statements of Income
For The Years Ended September 30, 2004 and 2003

	2004	2003
REVENUE	$ 4,140,932	$ 3,928,324
OPERATING EXPENSES:		
Employee Compensation	2,562,323	1,346,541
Office and Other Operating Expenses	420,301	554,968
Travel and Entertainment	131,218	153,531
TOTAL OPERATING EXPENSES	3,113,842	2,055,040
INCOME FROM OPERATIONS	1,027,090	1,873,284
OTHER INCOME (LOSS):		
Equity in Income (Loss) from Privately Held Limited Partnerships	958,315	(65,188)
Income from Marketable Securities, Money Market Instruments and Other Investments	912,944	1,211,427
TOTAL OTHER INCOME (LOSS)	1,871,259	1,146,239
NET INCOME BEFORE TAXES	2,898,349	3,019,523
INCOME TAX EXPENSE:		
Current	50,000	70,000
Deferred	85,000	75,000
TOTAL INCOME TAX EXPENSE	135,000	145,000
NET INCOME	$ 2,763,349	$ 2,874,523

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
For The Years Ended September 30, 2004 and 2003

	Common Stock	Retained Earnings
BALANCE AT OCTOBER 1, 2002	11,500	$ 8,390,396
Add - Net Income		2,874,523
Less - Dividends Paid		4,437,897
BALANCE AT SEPTEMBER 30, 2003	11,500	6,827,022
Add - Net Income		2,763,349
Less - Dividends Paid		2,155,220
BALANCE AT SEPTEMBER 30, 2004	11,500	$ 7,435,151

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities:		
Net Income	$ 2,763,349	$ 2,874,523
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	86,734	94,567
In-Kind Payroll	24,320	-
Net loss on disposal of property less insurance proceeds	4,082	-
Decrease (Increase) in:		
Accounts Receivable	(615,969)	199,710
Marketable Securities Related to Operations	(304,962)	15,505
Investments in Privately Held Limited Partnership	(239,412)	83,400
Due from Parent Company	(17,770)	(25,606)
Prepaid Taxes	4,438	(4,438)
Other Assets	54,298	1,559
Increase (Decrease) in:		
Accounts Payable	(1,857)	(104,678)
Fees Refundable	-	(237,000)
Accrued Expenses	19,226	21,862
Deferred Income Taxes	85,000	75,000
State Tax Payable	6,400	(183,436)
Total Adjustments	(895,472)	(63,555)
Net Cash Provided by Operating Activities	1,867,877	2,810,968
Cash Flows from Investing Activities:		
Net Decrease in Federal Tax Deposits	707,851	(57,983)
Capital Expenditures	(57,896)	(30,686)
Net Cash Used in Investing Activities	649,955	(88,669)
Cash Flows from Financing Activities:		
Dividends Paid	(1,173,349)	(4,129,297)
Net Cash Used in Financing Activities	(1,173,349)	(4,129,297)
Net Increase (Decrease) in Cash and Cash Equivalents	1,344,483	(1,406,998)
Cash and Cash Equivalents at Beginning of Year	1,926,542	3,333,540
Cash and Cash Equivalents at End of Year	$ 3,271,025	$ 1,926,542
Supplemental Disclosures:		
Income Taxes	$ 74,614	$ 127,848
Noncash Financing Activities:		
Non Cash Dividends of Marketable Securities	$ 981,871	$ 308,600
In-Kind Payroll	24,320	-

The accompanying notes are an integeral part of these financial statements.

BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
For the Years Ended September 30, 2004 and 2003

Note 1 – THE COMPANY:

Beacon Hill Financial Corporation (the Company) is a wholly owned subsidiary of Beacon Hill Financial Trust, whose primary activity is placing private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the National Association of Securities Dealers (NASD) as well as certain other regulatory agencies.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

A principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenues from referral fees when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client. Under certain contractual arrangements fees and other income described above received in prior year may be reclaimed by, and become refundable to the client if certain performance benchmarks are not achieved by the underlying fund. Such amount is recognized as a reduction in revenue in the year the fees became refundable. Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Net income from partnership interests are recognized under policies more fully described in Note 4.

Depreciable Assets

Depreciable assets consisted of the following:

	2004	2003
Equipment and Office Furniture	$ 219,311	$ 245,170
Automobiles	91,035	136,905
Leasehold improvements	293,110	278,110
Accumulated Depreciation	(254,065)	(253,554)
	$ 349,391	$ 406,631

Depreciable assets are recorded at cost. Major additions and improvements are capitalized while ordinary expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is generally provided for on a straight line basis using estimated lives of 5 to 10 years for furniture and equipment, and 5 years for automobiles. Leasehold improvements are amortized over 7 to 39 years. Depreciation and amortization expense for the years ended September 30, 2004 and September 30, 2003 were $86,734 and $94,567.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with auditing standards generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Note 3 – SECURITIES:

Marketable securities consisted of the following:

	2004			2003		
	Shares	Cost	Market	Shares	Cost	Market
Restricted						
Care U.K. Plc	311,562	1,135,091	1,835,414	311,562	1,135,091	1,175,443
Decode Genetics	-	19,694	148,296	-	19,694	92,562
Unrestricted						
Other	-	0	0	-	1,102,983	1,392,614
		$ 1,154,785	$ 1,983,710		$ 2,257,768	$ 2,660,619

Marketable securities are recorded at fair value based on closing prices on public security exchanges. Net income from marketable securities includes interest, dividends, realized gains and changes in unrealized appreciation/depreciation of investments. Realized gains are calculated based on the average cost of securities sold. Gross proceeds were $603,601 and $2,393,649, respectively, for the years ended September 30, 2004 and 2003, which resulted in realized gain/(loss) of $482,483 and $(418,070), respectively.

The shares of Care U.K. Plc are traded on foreign stock exchanges and are subject to substantial legal restrictions on transfer and sale. Certain other securities have limited public market. Accordingly, the company may not be able to readily liquidate such securities at their recorded values.

Note 3 – SECURITIES – Continued:

In prior years, the Company agreed to accept certain securities of privately held companies in payment of fees for services rendered. The carrying value was determined by agreement between the company and the debtor. The securities are included in "Other Assets" in the Statement of Financial Condition. There is no public market for such securities and accordingly, they may not be readily disposable. During the year ended September 30, 2004, the Company realized a loss of approximately $33,730 on the disposition of some of these securities. Management believes that the carrying value of $113,435 approximates its fair value for September 30, 2004 and September 30, 2003.

Note 4 – INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS:

In the past, the Company has received special profits interests in privately held limited partnerships in consideration for efforts expended in forming the partnerships. In most cases, the Company invested only nominal amounts in these interests. Since the partnership interests had no public market and any return is contingent on future profitability of the partnerships, the initial acquisitions have been recorded at estimated value of $1, plus any actual cash invested.

The Company accounts for its investments in limited partnerships using the equity method. In general, the Company will recognize its distributive share of partnership income for the partnership year ending within its fiscal year, generally in December. Thus, recognized income for fiscal years ended September 30, 2004 and 2003 are based on partnership results of operations for the years ended December 31, 2003 and 2002, respectively. Due to various uncertainties surrounding the determination and distribution of income from the foreign partnership, income is recognized at the time it is actually received. In addition, certain partnerships may make distributions, in cash or securities, of income realized subsequent to December 31, but prior to the end of the company's September fiscal year end. In such cases, the Company will recognize such amounts as income when received. Condensed information from the partnerships at September 30, 2004, is not currently available.

The Company has both direct and indirect holdings in the privately held limited partnerships. The percentage owned directly and indirectly varies from less than 1% to 7.5%

Note 4 – INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS – Continued:

Net income (loss) from partnerships consisted of the following elements:

	2004	2003
Distributive share of income (loss) for partnership years ended December 31:		
2003	$ 302,493	$ -
2002	-	(83,466)
Cash distribution of 2004 partnership income received before September 30, 2004	652,800	-
Income from foreign partnership	3,022	18,278
	$ 958,315	$ (65,188)

Note 5 – PROFIT SHARING:

The Company has adopted a qualified profit sharing plan covering all persons employed by the Company for 1000 hours during its fiscal year and who have completed one year of service. Corporate contributions to the plan are based solely on the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. Contributions for the years ended September 30, 2004 and 2003 were $62,253 and $43,027, respectively.

Note 6 – INCOME TAXES:

For tax purposes, the Company reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. Certain investments in Care U.K. Plc securities described in Note 2 were received as distributions from investee partnerships, which were not taxable currently. Accordingly, such securities will assume a nominal basis for income tax purposes and gain will be recognized as and when they are sold or exchanged in a taxable transaction.

The Company has elected to be an S Corporation for federal income tax purposes. Under those provisions, it generally will not be subject to federal taxes on its taxable income. Instead, the stockholder is liable for individual federal taxes on such income.

Beacon Hill Financial Trust, the parent holding company described in Note 1, is subject to Massachusetts income tax on its income, regardless of the amount of its gross income, at differing rates – generally 12% on short term capital gains, and 5.3% on all other income. Since the Company generated all taxable income upon which the parent company is taxable, the Company has reflected a provision for Massachusetts taxes and a related liability to the parent company for taxes incurred on such income. Effective March 5, 2003 the company may additionally be liable for Massachusetts taxes on its net income at rates of 3% to 4 ½% if its annual gross receipts exceed $6,000,000. The Company was not subject to such tax in the year ended September 30, 2004.

Note 6 – INCOME TAXES – Continued:

The Company will also provide for deferred Massachusetts taxes on timing differences expected to reverse in future years. Such differences primarily relate to cash versus accrual basis revenue recognition, the difference between book basis and tax basis of certain securities, and changes in unrealized gains and losses on securities. Taxes are provided based upon the expected tax rate to be in effect in the years when such timing differences reverse.

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has already made deposits of $147,322.

Management estimates that S Corporation tax impact on the shareholder will require a significant portion of net income to be distributed to him as dividends in future years.

Note 7 – FINANCIAL INSTRUMENTS:

The carrying value of financial instruments such as cash, trade receivables and payables approximate their fair market values, based on the short term maturities of these instruments. The Company places its cash and short term investments in what management believes to be high credit quality institutions. Frequently such investments are in excess of the FDIC insurance limit.

Marketable securities are reflected at their current fair market values. As described in Note 3, investments in securities for which no public market exists are carried at their agreed upon value, since it was not practical to estimate the fair value of such securities. Investments in privately held limited partnerships are carried at their net share of undistributed allocable earnings as described more fully in Note 4, which management believes approximates the current fair value of such partnership interest.

At September 30, 2004, all of the Company's receivables were from one client. Such receivables were collected subsequent to year end.

Note 8 – SETTLEMENT WITH FORMER OFFICER/EMPLOYEE:

On December 11, 1998, in settlement of certain claims regarding compensation due a former officer/employee of the corporation, the Company agreed to divide certain future contractual and contingent fees and partnership income. The Company will retain between 50% and 90% of such income, depending upon the contract and partnership involved. The right to receive such future revenues is subject to a security agreement between the parties.

Note 9 – COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES:

In March, 2002 the company relocated to Boston, Massachusetts and entered into an operating lease with an entity in which the shareholder has a 25% interest. The Company reflected approximately $110,700 in rent expense for its Boston location for the years ended September 30, 2004 and 2003. Future minimum payments, by year and in aggregate under non-cancelable operating leases consist of the following at September 30, 2004.

Year ending September 30, 2005	110,700
2006	110,700
2007	110,700
2008	110,700
2009	18,450
	$ 461,250

Note 10 – COMMITMENTS:

A former employee will be compensated approximately $110,000 during the fiscal year ended September 30, 2005. In addition, this former employee has made an assertion against the Company for improper termination, and is asking for $1.28 million. Management believes that the assertions are without merit and will vigorously contest any claims that may arise. Because of the early stage of this matter, it is not possible to evaluate the likelihood that damages or other relief will be awarded against the Company, the amount of any damages that might be awarded, or the materiality or impact of any litigation involving this matter upon the Company and its' financial statements.

Note 11 – NET CAPITAL REQUIREMENTS:

Beacon Hill Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2004, the Company had net capital of $2,704,746 which was $2,698,679 in excess of its required net capital of $6,067. The Company's net capital ratio was .03 to 1.

BEACON HILL FINANCIAL CORPORATION

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2004

NET CAPITAL:		
Total Stockholder's Equity Qualified for Net Capital		$ 7,446,651
Add – Deferred Tax on Non-allowable Assets		170,000
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable and Other Receivables	$ 667,967	
Depreciable Assets	349,391	
Other Assets	199,833	(1,217,191)
Net Capital before Haircuts on Securities Positions		6,399,460
Haircuts on Securities (Computed Pursuant to Rule 15c3-1(c)):		
Investment Securities with Restrictions on Disposal	1,983,709	
Investments in Privately Held Limited Partnerships	1,122,288	
Investments in Privately Held Securities	113,435	
Money Market Funds	65,028	
Additional Amounts Pursuant to Undue Concentration	410,254	(3,694,714)
Net Capital		$ 2,704,746
AGGREGATE INDEBTEDNESS		
Accrued Expenses	$ 62,253	
Accounts Payable	22,347	
State Tax Payable	6,400	
Total Aggregate Indebtedness		$ 91,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Calculated Net Capital Versus Aggregate Indebtedness		$ 6,067
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital at 1500%		$ 2,698,679
Excess Net Capital at 1000%		$ 2,695,646
Ratio: Aggregate Indebtedness to Net Capital		.03 to 1

BEACON HILL FINANCIAL CORPORATION

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of September 30, 2004)

Net Capital as Reported in Company's Part IIA FOCUS Report		$ 3,162,249
Differences on Securities Haircuts:		
Money Market Funds	$ (65,028)	
Undue Concentration	(410,254)	(475,282)
Liabilities Improperly Included – Deferred Taxes on Unallowable Assets		85,000
Audit Adjustments for:		
Accrued Profit Sharing	(62,253)	
Accounts Payable and Other Accruals	1,432	
Current Taxes Payable	(6,400)	(67,221)
Net Capital Per Above		$ 2,704,746

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Boston, Massachusetts 02116
Tel: (617) 357-0100
Fax: (617) 542-0034
info@rrllp.com